Hayes Lemmerz International, Inc.
15300 Centennial Drive
Northville, Michigan 48168

VIA EDGAR AND FACSIMILE TRANSMISSION

            April 29, 2009

Mr. Max Webb
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Hayes Lemmerz International, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-3
SEC File No. 333-141356

Dear Mr. Webb:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-3, as amended (File No. 333-141356), of Hayes Lemmerz International, Inc. (the “Company”) be declared effective at 10:00 a.m., New York City time, on May 1, 2009, or as promptly as practicable thereafter.  We respectfully request that we be notified of such effectiveness by a telephone call to Robert B. Pincus of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3090 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that:

•
should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HAYES LEMMERZ INTERNATIONAL, INC.

By:	/s/ Patrick C. Cauley
Name: Patrick C. Cauley
Title: Vice President, General Counsel & Secretary

cc:           Robert B. Pincus, Esq.